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                                   EXHIBIT 11

                        Computation of Per Share Earnings

                                                  Year ended December 31
                                          -------------------------------------
                                             1996         1995          1994
                                          ----------   ----------   -----------
A.  Net Income (Loss)                     $3,056,000   $6,248,000   $  (977,000)

B.  Unpaid Cumulative Dividends on
      Class A Preferred Stock                   --        (50,000)     (116,000)
                                          ----------   ----------   -----------


C.  Adjusted Net Income (Loss)            $3,056,000   $6,198,000   $(1,093,000)

D.  Weighted Average Common Shares         8,205,032    8,175,819     2,874,600

E.  Income (Loss) per Common Share (C/D)  $      .37   $      .76   $      (.38)



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